HORIZON BANCORP

A NASDAQ Traded Company - Symbol HBNC

Forward-Looking Statements

This presentation may contain forward-looking statements regarding financial performance, business prospects, growth and operating strategies. For these statements, Horizon claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

HORIZON

History

- Founded in 1873
- Located in Northwest Indiana and Southwest Michigan
- Total Assets: $900 million
- Publicly Held Company Since Early 1960's - Traded Over the Counter
- NASDAQ Small Cap in 2001
- Employees Own Approximately 18%
- Insiders Own Approximately 30%

HORIZON


Total Assets
CAGR 1873 to 2004: 7.25%
1933 to 2004: 7.9%
FDIC CAGR
1934 to 2004: 5.3%
1,000,000,000
100,000,000
10,000,000
1,000,000
100,000
1873
1883
1893
1903
1913
1923
1933
1943
1953
1963
1973
1983
1993
2003
2004
2005

HORIZON

Total Assets



$1,100,000
$1,000,000
$900,000
$800,000
$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
CAGR 14.25%
1997 to 2004
CAGR 3.02%
1994 to 1998
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

HORIZON

Business Lines

- Retail Banking
- Commercial Banking
- Mortgage Lending
- Mortgage Warehousing
- Trust & Investment Management
- Goal is to Balance Revenue Streams

HORIZON

Delivery Systems

	1999	2004	Post Merger
Full Service Branches	8	9	12
ATM's	34	17	24
Loan & Deposit Production Offices	0	2	3
Internet Banking	No	Yes	Yes

HORIZON

Current Locations



Wisconsin
TRI-STATE TOLLWY
I196
Allegan
Barry
McHenry
RAND RD
I90
Van Buren
Kalamazoo
Michigan
LAKE ST
Berrien
Kane
I355
I290
Chicago
I294
I94
Cass
Saint Joseph
I88
OGDEN AV
EAST-WEST TOLLRD
95TH ST
I55
Cook
South Bend
159TH ST
I80
Gary
Kendall
Elkhart
LaGrange
La Porte
LINCOLN HWY
Illinois
Porter
Will
Lake
Noble
Marshall
Grundy
Starke
Kosciusko
Kankakee
Indiana
Whitley
Pulaski
Fulton
I57
Jasper
Newton
Wabash
Livingston
I65
Miami
Ford
Iroquois
White
I69
Carroll
Benton
Grant
0
37.5mi

Deposit Opportunities

	Total Deposits MSA (millions)	Total Deposits Horizon (millions)	Horizon's Market Share
South Bend - Mishawaka, IN	$3,214	0	0
Lake & Porter Counties, IN	$8,228	$118	1.4%
Michigan City – La Porte, IN	$1,260	$440	34.9%
Niles – Benton Harbor, MI	$1,918	$35	1.8%

Source: FDIC June 30, 2004

HORIZON

Deposit Market Share - Percent


45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
La Porte County, IN
Porter County, IN
Berrien County, MI
1999
2000
2001
2002
2003
2004

Source FDIC June 30, 2004

HORIZON

Closely Held Beliefs

- We Affirm the Customer as Our Highest Focus
- We Accomplish Our Goals
- We Understand the Value of Profit
- We Value Measurement
- We Only Deploy Proven Technology
- People First, Location Second

HORIZON

Exceptional Service & Sensible Advice

- Retention
- Cross Sell
- Net Growth in Households

HORIZON

Exceptional Service & Sensible Advice

	2000	2004	Percent Change
Total Households	19,617	24,425	24.51%
Retention Rates	96.1%	97.2%	
Products & Services Per House Hold	3.31	3.25	

HORIZON

Assets Per Employee



$3,800,000
$3,300,000
$2,800,000
$2,300,000
$1,800,000
1998
1999
2000
2001
2002
2003
2004

Growth Plans

- Southern Lake Michigan and Highway's 80 & 94 Corridor
- Two New Offices Per Year
- Breakeven Point Per Office in 12 to 18 months
- Lead with People First
- Location Second
- Focus on Commercial and Mortgage Lending

Target Growth Area


MAPQUEST
Friendship
Tomah
Ripon
Oshkosh
Manitowoc
Ludington
Sears
Clare
Midland
40mi
40km
Easton
Elroy
Portage
Fond Du Lac
West Bend
Juneau
Remus
Fremont
Whitehall
Caro
Sauk City
Beaver Dam
Cedarburg
Muskegon
Langston
Bridgeport
Madison
Milwaukee
Waunakee
Fruitport
Grand Rapids
St. Johns
Flint
Waukesha
Cudahy
Lake Michigan
Holland
Lansing
Linden
Platteville
Janesville
Kentwood
Kenosha
Allegan
Hastings
Holt
Waterford
Monroe
Freeport
Rockford
Kalamazoo
Ann Arbor
Waukegan
Portage
Savanna
Palatine
Albion
Jackson
Dekalb
Chicago
Coldwater
Adrian
Clinton
Dixon
Niles
Aurora
Michigan
Toledo
South Bend
Sterling
Gary
Bettendorf
Joliet
Yorkville
Ohio
Perrysburg
Nappanee
Goshen
Orion
Mendota
Merrillville
Bowling Green
Valparaiso
Galva
Ottawa
Churubusco
Kankakee
Fort Wayne
Wheatfield
Rochester
Findlay
Galesburg
Van Wert
Maquon
Wabash
Watseka
Monticello
Lima
Peoria
Pekin
El Paso
Milford
Avon
Bloomington
Hoopeston
Lafayette
Kokomo
Upland
Celina
Byhalia
Fisher
Bryant
Havana
Paxton
Hartford City
Clinton
Muncie
Urbana
Danville
Sidney
Beardstown
Noblesville
Winchester
Springfield
Crawfordsville
Indianapolis
Richmond
Virginia
Dayton
Paris
Rockville
Greenfield
Auburn
Taylorville
Loami
Arcola
Terre Haute
Beavercreek
Rushville
Hamilton
Charleston
Oliver
Oxford
© 2005 MapQuest.com, Inc.

Organizational Design by Market

- **Market Presidents**
  - Seasoned Bankers
  - Live in the Area they Work
  - Accountability & Responsibility
  - Voice and Ears of the Community
- **Presence**
  - To be Visible
  - To be Active
- **Recruitment and Retention**
  - 24/7 Recruitment
  - Incentive Compensation Programs
- **Centralized Operations, Controls & Staff Functions**
- **Proven Formula**

HORIZON

Alliance Acquisition

Acquisition Metrics

	Alliance Acquisition	2004 Averages
Price to LTM Earnings	4,250x	23.9x
Price to Book	1.68x	2.34x
Price to Core Deposit	6.19%	12.9%
Price to Assets	9.90%	19.5%

Source for Alliance Acquisition: McConnell, Budd & Romano, Inc. Investment Banker & Alliance's Year-end 2004 Audited Financial Statement

Source for Averages: SNL Merger & Acquisition Report 12-31-04

Reasons to Acquire

- Fills Market Gap
- Cost Savings Greater Than 30%
  - Staffing
  - Occupancy
  - Operational
- Minimizes Risk of New Entrant into Market
- IRR > 15%

HORIZON

Locations Post Closing


Wisconsin
TRI-STATE TOLLWY
I196
Allegan
Barry
McHenry
RAND RD
Van Buren
Kalamazoo
Michigan
I90
LAKE ST
Berrien
Kane
I355
I290
Chicago
I294
I94
Cass
Saint Joseph
I88
OGDEN AV
EAST-WEST TOLLRD
I55
95TH ST
Cook
South Bend
159TH ST
I80
Gary
Kendall
LaGrange
Elkhart
Illinois
LINCOLN HWY
La Porte
Will
Porter
Lake
Noble
Starke
Marshall
Grundy
Kosciusko
Kankakee
Indiana
Whitley
Pulaski
Fulton
I57
Jasper
Newton
Livingston
Wabash
Ford
Iroquois
I65
Miami
White
Carroll
I69
Benton
Grant
0
37.5mi

Renegotiated Price

- Fiduciary Out/Duty Clause
- Chicago Area Bank
- Lock-Up Agreement
- Increase Break Up Fee
- Verizon Vs. Qwest Communications Battle to Acquire MCI

HORIZON

Shareholder Value Plan

- Started in 2001
- Dividend Policy
- DRIP
- EPS
- ROAE

Dividends

- 8.33% Increase in 2004 - 52 Cents
- 12.49% Increase in 2003 - 48 Cents
- 6.67% Increase in 2002 - 42.67 Cents
- We Review our Dividend Policy Annually
- Dividend Reinvestment Plan

Volume

- 3:1 Stock Split in 2001
  - 661,900 to 1,985,700
- 3:2 Stock Split in 2003
  - 1,987,500 to 2,981,164
- Trading Volume
  - NASDAQ Small Cap December 2001
  - 2002 annual volume 716,159 shares
  - 2003 annual volume 795,824 shares
  - 2004 annual volume 547,266 shares

HORIZON

Why Attractive Investment

- Strategic Growth Plans
- Organic Growth & Market Share Opportunities
- Excellent Asset Quality
- Closely Held Beliefs
- Management Team has History of Getting Things Done

HORIZON

Stock Price History - Five Years



5 Year
05/04/05
540
520
500
480
460
440
420
400
380
360
340
320
300
280
260
240
220
200
180
160
140
120
100
80
60
40
20
Jul
Oct
01
Apr
Jul
Oct
02
Apr
Jul
Oct
03
Apr
Jul
Oct
04
Apr
Jul
Oct
05
Apr
Charts By EDGAR Online
HBNC
BANK
BIX
COMP

Source: NASDAQ   Bank: Nasdaq Bank Index Bix: S&P Bank Index   COMP: Nasdaq Composite

HORIZON

Financial Presentation
Thomas H. Edwards,
President & Chief Operating Officer

HORIZON

Total Loans Year-End



Millions
$600
$500
$400
$300
$200
$100
$0
CAGR 11.92%
1997 to 2004
CAGR 6.75%
1994 to 1998
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

HORIZON

Total Loans

2002


Mortgage
16%
Warehousing
40%
Installment
15%
Commercial
20%

2004


Mortgage
16%
Warehousing
23%
Installment
25%
Commercial
36%

HORIZON

Non-Performing Loans



0.90%
0.80%
0.70%
0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
2000
2001
2002
2003
2004
Peer
Horizon

Source: Uniform Bank Performance Report prepared by the FDIC

HORIZON

Deposits Year-End



Millions
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
CAGR 17.02%
2000 to 2004
2000
2001
2002
2003
2004
Non-Interest Bearing Deposits
Interest Bearing Transaction Accounts
Time Deposits
Other Borrowings

HORIZON

Non-Interest Income


2.00%
1.80%
1.60%
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
12
10
8
6
4
2
0
Millions
2000
2001
2002
2003
2004
Peer
Horizon
Actual

Source: Uniform Bank Performance Report prepared by the FDIC

HORIZON

Gain on Sale of Loans



$4,500
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
Thousands
2000
2001
2002
2003
2004

Non-Interest Expense


4.00%
3.80%
3.60%
3.40%
3.20%
3.00%
2.80%
2.60%
2.40%
2.20%
2.00%
$26
$24
$22
$20
$18
$16
$14
$12
$10
Millions
2000
2001
2002
2003
2004
Peer
Horizon
Actual

Source: Uniform Bank Performance Report prepared by the FDIC

Net Income



Millions
$7.5
$7.0
$6.5
$6.0
$5.5
$5.0
$4.5
$4.0
$3.5
$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
$0.0
-$0.5
CAGR 16.35%
2000 to 2004
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

First Quarter Net Income



Thousands
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$-
2001
2002
2003
2004
2005